Filed by Xeris Pharmaceuticals, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Strongbridge Biopharma plc

Commission File No.: 001-37569

Date: May 24, 2021

The following communication is being filed in connection with the proposed acquisition of Strongbridge Biopharma plc by Xeris Pharmaceuticals, Inc.

Dear Colleagues,

Today is an exciting day for Xeris, and I wanted to share the news with you personally.

Moments ago, we announced that we will be acquiring Strongbridge Biopharma plc (Nasdaq: SBBP) in an all-stock transaction to create an innovative leader in endocrinology and rare diseases as a next step to building a fully capable biopharmaceutical company that we can be proud of. A copy of the press release can be found on our website.

We are excited about this combination for many reasons, in short, Xeris and Strongbridge together will not only create a fast-growing biopharmaceutical company that is increasingly oriented toward more specialty and rare disease products, but also position us for long-term product development and commercial success.

Strongbridge is a global commercial-stage biopharmaceutical company focused on the development and commercialization of therapies for rare diseases with significant unmet needs. I encourage you to visit https://strongbridgebio.com/ to learn more.

Importantly, Strongbridge shares our unrelenting focus on patients. Together we will have a stronger revenue base with two growing commercial assets in Gvoke and KEVEYIS, a best-in class specialized commercial infrastructure, a diversified product portfolio, and a combined pipeline with significant near-term value creation opportunities. With enhanced scale, multiple revenue generating commercial assets and a high potential value near-term development pipeline, the combined company is expected to have a more attractive profile to investors and to benefit from greater access to the debt and equity markets at a lower cost of capital.

While this is a significant milestone for Xeris, please keep in mind that today is only the first step to bringing our two companies together. Until the transaction is completed, which we expect to happen early in the fourth quarter of 2021, Xeris and Strongbridge will continue to operate as independent companies. That means we are counting on you to stay focused on your day-to-day responsibilities.

We expect this announcement to generate considerable interest from people outside of our company. As always, it is important that we speak with one voice. If you receive inquiries from the media, investors, or analysts, please direct them to Allison Wey at awey@xerispharma.com. In addition, it is important that you DO NOT post or respond toanything about this transaction on social media. This includes interacting with Strongbridge employees on social media.

At 7:30am CT today, we will be hosting a joint conference call with Strongbridge. Details of how to listen in are within the press release. In addition, we will be holding a mandatory Town Hall for all Xeris employees at 10am CT. Robyn will send out a calendar invitation shortly.

Today is truly a transformative day for Xeris, and I am excited for all that is ahead as we work to improve the lives of the patients we serve. Thank you for your continued dedication to Xeris.

Sincerely,

Paul R. Edick

Chairman and Chief Executive Officer

The announcement issued jointly by Xeris and Strongbridge under Rule 2.5 of the Irish Takeover Rules on May 24, 2021 (the “Rule 2.5 Announcement”) is available on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

Appendix I to the Rule 2.5 Announcement contains further details of the sources of information and bases of calculations set out in this communication. Appendix II to the Rule 2.5 Announcement contains definitions of certain expressions used in this communication.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made in the United States absent registration under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The proposed transaction will be made solely by means of the Scheme Document (or, if applicable, the Takeover Offer Document), which will contain the full terms and conditions of the proposed transaction, including details of how Strongbridge shareholders may vote in respect of the proposed transaction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Xeris, Xeris Biopharma Holdings and Strongbridge will prepare and Xeris Biopharma Holdings will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Strongbridge and Xeris and that also will constitute a prospectus with respect to the Xeris Biopharma Holdings Shares to be issued pursuant to the proposed transaction. The joint proxy statement will also contain the Scheme Document and further information relating to the implementation of the proposed transaction, the full terms and conditions of the scheme, notices of the Xeris shareholder meeting and the Strongbridge shareholder meetings and information on the Xeris Biopharma Holdings shares. Xeris and Strongbridge may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement or any other document which Xeris, Xeris Biopharma Holdings or Strongbridge may file with the SEC.

The joint proxy statement, if and when filed, as well as Xeris’ and Strongbridge’s other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Xeris’ filings, at Xeris’ website at www.Xerispharma.com, and in the case of Strongbridge’s filings, at Strongbridge’s website at www.Strongbridgebio.com.

INVESTORS, XERIS SHAREHOLDERS AND STRONGBRIDGE SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ACQUISITION AND RELATED MATTERS.

Any vote in respect of the resolutions to be proposed at the Strongbridge shareholder meetings to approve the proposed transaction, the scheme or related matters, or any decision in respect of, or other response to, the proposed transaction, should be made only on the basis of the information contained in the joint proxy statement (including the Scheme Document). Similarly, any decision in respect of the resolutions to be proposed at the Xeris shareholder meeting or any decision in respect of, or other response to, the proposed transaction, should be made only on the basis of the information contained in the joint proxy statement.

PARTICIPANTS IN THE SOLICITATION

Xeris, Xeris Biopharma Holdings, Strongbridge and their respective directors and executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the proposed transaction, including a description of their direct or indirect interests in the proposed transaction, which may be different from those of Xeris shareholders or Strongbridge shareholders generally, by security holdings or otherwise, will be set forth in the joint proxy statement (which will contain the Scheme Document) and any other relevant documents that are filed or will be filed with the SEC relating to the proposed transaction. Information about Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements with respect to a proposed transaction involving Xeris and Strongbridge and Xeris’, Strongbridge’s and/or the combined group’s estimated or anticipated future business, performance and results of operations and financial condition, including estimates, forecasts, targets and plans for Xeris and, following the acquisition, if completed, the combined group. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the possibility that a possible acquisition will not be pursued, failure to obtain necessary shareholder or regulatory approvals or required financing or to satisfy any of the other conditions to the possible acquisition, the reaction of Xeris’ and Strongbridge’s shareholders to the proposed transaction, adverse effects on the market price of Xeris shares of common stock or Strongbridge ordinary shares and on Xeris’ or Strongbridge’s operating results because of a failure to complete the possible acquisition, failure to realize the expected benefits of the possible acquisition, failure to promptly and effectively integrate Strongbridge’s businesses, negative effects relating to the announcement of the possible acquisition or any further announcements relating to the possible acquisition or the consummation of the possible acquisition on the market price of Xeris shares of common stock or Strongbridge ordinary shares, significant transaction costs and/or unknown or inestimable liabilities, the risk that any potential payment of proceeds pursuant to the CVR Agreement may not be distributed at all or result in any value to Strongbridge shareholders, potential litigation associated with the possible acquisition, general economic and business conditions that affect the combined companies following the consummation of the possible acquisition, the impact of the COVID-19 pandemic on Xeris’ or Strongbridge’s businesses or the combined businesses following the consummation of the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax laws, regulations, rates and policies, future business acquisitions or disposals and competitive developments. These forward-looking statements are based on numerous assumptions and assessments made in light of Xeris’ or, as the case may be, Strongbridge’s experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Xeris’ plans with respect to Strongbridge, Strongbridge’s or Xeris’ actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Xeris is set forth in Item 1A, “Risk Factors,” in Xeris’ 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this communication. Additional information about economic, competitive, governmental, technological and other factors that may affect Strongbridge is set forth in

Item 1A, “Risk Factors,” in Strongbridge’s 2020 Annual Report on Form 10-K, which has been filed with the SEC, the contents of which are not incorporated by reference into, nor do they form part of, this communication. Any forward-looking statements in this communication are based upon information available to Xeris, Strongbridge and/or their respective boards of directors, as the case may be, as of the date of this communication and, while believed to be true when made, may ultimately prove to be incorrect. Subject to any obligations under applicable law, none of Xeris, Strongbridge or any member of their respective boards of directors undertakes any obligation to update any forward-looking statement whether as a result of new information, future developments or otherwise, or to conform any forward-looking statement to actual results, future events, or to changes in expectations. All subsequent written and oral forward-looking statements attributable to Xeris, Strongbridge or their respective boards of directors or any person acting on behalf of any of them are expressly qualified in their entirety by this paragraph.

Statement Required by the Irish Takeover Rules

The Xeris directors and the Xeris Biopharma Holdings directors accept responsibility for the information contained in this communication other than that relating to Strongbridge, the Strongbridge group, and the Strongbridge directors, and members of their immediate families, related trusts and persons connected with them, and for the statements made by Strongbridge in respect of Xeris and Xeris Biopharma Holdings. To the best of the knowledge and belief of the Xeris directors, the Xeris Biopharma Holdings directors (who, in each case, have taken all reasonable care to ensure such is the case), the information contained in this communication for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Strongbridge directors accept responsibility for the information contained in this communication relating to Strongbridge, the Strongbridge group and the Strongbridge directors and members of their immediate families, related trusts and persons connected with them, except for the statements made by Xeris in respect of Strongbridge. To the best of the knowledge and belief of the Strongbridge directors (who, in each case, have taken all reasonable care to ensure such is the case), the information contained in this communication for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

SVB Leerink LLC is acting as Xeris’ financial advisor in connection with the proposed transaction. In connection with the proposed transaction, SVB Leerink LLC and its directors, officers, employees, affiliates and agents will not regard any other person as its client, nor will it be responsible to anyone other than Xeris for providing the protections afforded to clients of SVB Leerink LLC or for giving advice in connection with the proposed transaction or any matter referred to herein.

MTS Health Partners, LP is acting as financial adviser to Strongbridge in connection with the proposed transaction. In connection with the proposed transaction, MTS Health Partners, LP and its directors, officers, employees, affiliates and agents will not regard any other person as its client, nor will it be responsible to anyone other than Strongbridge for providing the protections afforded to clients of MTS Health Partners, LP or for giving advice in connection with the proposed transaction or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Strongbridge or Xeris, all ‘dealings’ in any ‘relevant securities’ of Strongbridge or Xeris (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the ‘offer period’ otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Strongbridge or Xeris, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Strongbridge by Xeris or ‘relevant securities’ of Xeris by Strongbridge, or by any party acting in concert with either of them, must also be disclosed by no later than 12 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in single quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020.

No Profit Forecast / Asset Valuations

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Xeris or Strongbridge or Xeris Biopharma Holdings as appropriate. No statement in this communication constitutes an asset valuation.

General

This communication contains certain statements as to the estimated synergies arising from the proposed transaction. There are various material assumptions underlying the synergy (including cost reduction and cost avoidance) estimates which may result in the synergies being materially greater or less than estimated. The estimate of synergies should therefore be read in conjunction with the key assumptions underlying the estimates set out in Appendix I to the Rule 2.5 Announcement. The estimate of synergies set out in this communication has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by (i) KPMG and (ii) SVB Leerink LLC. Copies of their respective reports are included in Appendix IV and Appendix V to the Rule 2.5 Announcement. The synergies exclude any potential revenue synergies. None of the synergies or other cost reduction or avoidance statements should be construed as a profit forecast or interpreted to mean that Xeris Biopharma Holding’s profits or earnings in the first full year following completion of the proposed transaction, or in any subsequent period, would necessarily match or be greater than or be less than those of Xeris and/or Strongbridge for the relevant preceding financial period or any other period.

The release, publication or distribution of this communication in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions. Accordingly, copies of this communication and all other documents relating to the proposed transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

Publication on a website

In accordance with Rule 19.9 of the Irish Takeover Rules, a copy of this communication will be published on Xeris’ website at www.xerispharma.com and on Strongbridge’s website at www.strongbridgebio.com.

The content of any website referred to in this communication is not incorporated into and does not form part of this communication.